
ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

24 May 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA



05008477

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl


ventracor

asx announcement

Ventracor Announces First Implant in Europe

Sydney, 24 May 2005: Ventracor Limited (ASX:VCR) today announced the first European implant of its leading heart assist system.

Ventracor Chief Executive Officer, Colin Sutton PhD, said "Surgeons at Papworth Hospital in the United Kingdom performed the procedure at the weekend.

"The first implant in Europe is significant step for the company as it clearly demonstrates the clinical excitement surrounding the potential of the VentrAssist™ left ventricular assist system (LVAS).

Chief Medical Investigator at Papworth Dr Steven Tsui said "The operation went according to plan and our patient has been stable during the last 24 hours.

"Technically, the VentrAssist is easier to implant than many earlier generations of ventricular assist devices. The small size of the pump means that the operation is less traumatic for the patient," Dr Tsui said.

Dr Sutton said participation by Dr Stephen Tsui and his colleagues at Papworth added to the trial's stature and would further accelerate patient enrolment in the CE Mark Trial.

"Over the last couple of weeks, we have implanted seven patients culminating with our first implant outside Australia.

"Ventracor has now implanted the VentrAssist in 23 patients including (nine as part of the pilot trial) and each implant adds to our clinical knowledge and enhances the robust and repeatable patient care protocols used by clinicians to obtain the best results for our patients," Dr Sutton said.

He added Ventracor would carefully expand the number of European hospitals participating in the trial to accelerate acquisition of clinical evidence to support a successful application for European regulatory approval.

"Rikshospitalet in Oslo, Norway is ready to enroll its first patient and we recently met with several leading German heart transplant centres which have all expressed strong interest in participating in our trial program," Dr Sutton said.

About Ventracor

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company is expects to bring the VentrAssist™ to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086